UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)

Can-Fite BioPharma Ltd.

(Name of Issuer)

Ordinary shares, par value NIS 0.25 per share
American depositary shares, each of which represents thirty (30) ordinary shares, par value NIS 0.25 per share

(Title of Class of Securities)

13471N201

(CUSIP Number)

Ori Zanco, Adv.
c/o Capital Point, Ltd.
 One Azrieli Center, Tel Aviv,
Israel 6701101
+972-(3)-607-0322

with copies to:

Perry, Wildes, Adv.
 Gross, Kleinhendler, Hodak, Halevy,
 Greenberg, Shenhav & Co.
 One Azrieli Center, Tel Aviv,
Israel 6701101
+972-(3)-607-4444

(Name, Address and Telephone Number of Person Authorized to Receive
 Notices and Communications)

June 4, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

CUSIP No. 13471N201	Page 2 of 5

1	NAME OF REPORTING PERSON. Capital Point Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,971,020
	8	SHARED VOTING POWER -
	9	SOLE DISPOSITIVE POWER 11,971,020
	10	SHARED DISPOSITIVE POWER -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,971,020
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 12.00% (*)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(*)
This percentage is based on an aggregate of 99,721,638 Ordinary Shares issued and outstanding on May 22, 2019, based on the number of outstanding Ordinary Shares reported in the Issuer’s Rule 424(b)(5) prospectus filed with the Securities and Exchange Commission (“SEC”) on May 22, 2019 (the “Prospectus”) and taking into account the Ordinary Shares issued pursuant to the Prospectus.

The Schedule 13D filed on May 30, 2019 (the “Original Schedule 13D”) by Capital Point Ltd. (“Capital Point”) related to American Depositary Shares, each of which represents thirty (30) ordinary shares, par value NIS 0.25 per share (the “Ordinary Shares”), of Can-Fite BioPharma Ltd. (the “Issuer”), is hereby amended as set forth below by this Amendment No. 1.

Item 3          Source and Amount of Funds or Other Considerations

Item 3 of Schedule 13D is hereby amended and restated as follows:

On May 21, 2019, Capital Point purchased 293,961 ADSs (representing 8,818,830 Ordinary Shares) at a weighted average price of $3.47 per ADS; on May 22, 2019, Capital Point purchased 30,000 ADSs (representing 900,000 Ordinary Shares) at a weighted average price of $3.18 per ADS; and on May 28, 2019, Capital Point purchased 21,120 ADSs (representing 633,600 Ordinary Shares) at a weighted average price of $2.99 per ADS.1  The total amount of funds for such purchases was approximately $1,178,593.

On May 29, 2019, Capital Point purchased 12,476 ADSs (representing 374,280 Ordinary Shares) at a weighted average price of $2.74 per ADS; on May 30, 2019, Capital Point purchased 5,567 ADSs (representing 167,010 Ordinary Shares) at a weighted average price of $2.91 per ADS; on May 31, 2019, Capital Point purchased 10,317 ADSs (representing 309,510 Ordinary Shares) at a weighted average price of $3.07 per ADS; on June 3, 2019, Capital Point purchased 2,765 ADSs (representing 82,950 Ordinary Shares) at a weighted average price of $2.99 per ADS; on June 4, 2019, Capital Point purchased 8,371 ADSs (representing 251,130 Ordinary Shares) at a weighted average price of $3.02 per ADS; and on June 5, 2019, Capital Point purchased 14,457 ADSs (representing 433,710 Ordinary Shares) at a weighted average price of $3.20 per ADS.2  The total amount of funds for such purchases was approximately $161,868.

Proceeds from the sale of other investments were used to purchase the Ordinary Shares as reported in the Original Schedule 13D and as described herein, and all such Ordinary Shares were acquired in ordinary brokerage transactions effected on the open market.

Item 5          Interest in Securities of the Issuer

Item 5 of Schedule 13D is hereby amended and restated as follows:

The percentages below are based an aggregate of 99,721,638 Ordinary Shares issued and outstanding on May 22, 2019, based on the number of outstanding Ordinary Shares reported in the Prospectus and taking into account the Ordinary Shares issued pursuant to the Prospectus.

(a), (b) As of the date hereof, Capital Point beneficially owns, and has voting and dispositive power over, 11,971,020 Ordinary Shares representing approximately 12.00% of the Ordinary Shares outstanding.  Information provided to Capital Point indicates that the persons named in Annex A to the Original Schedule 13D do not beneficially own any Ordinary Shares.

(c) Neither Capital Point, nor to the best of knowledge of Capital Point, any of the persons named in Annex A to the Original Schedule 13D, have effected any transactions in the Ordinary Shares in the past 60 days, except as set forth herein and in the Original Schedule 13D.

(d)  Not applicable.

(e)  Not applicable.

1 On May 21, 2019, prices ranged from $3.11 to $3.74 per ADS; on May 22, 2019, prices ranged from $3.08 to $3.45 per ADS; and on May 28, 2019, prices ranged from $2.86 to $3.08 per ADS.  Capital Point undertakes to provide, upon the request of the Staff of the SEC, full information regarding the number of shares purchased at each separate price.

2 On May 29, 2019, prices ranged from $2.66 to $2.85 per ADS; on May 30, 2019, prices ranged from $2.75 to $3.15 per ADS; on May 31, 2019, prices ranged from $2.92 to $3.20 per ADS; on June 3, 2019, prices ranged from $2.83 to $3.14 per ADS; on June 4, 2019, prices ranged from $2.94 to $3.12 per ADS; and on June 5, 2019, prices ranged from $3.07 to $3.35 per ADS.  Capital Point undertakes to provide, upon the request of the Staff of the SEC, full information regarding the number of shares purchased at each separate price.

Item 7          Materials to Be Filed as Exhibits

Item 7 of Schedule 13D is hereby amended and restated as follows:

Exhibit	Description
24.1	Approval of Signatory Rights of Capital Point, dated September 9, 2018.
99.1	Letter to Issuer, dated May 23, 2019 (incorporated by reference to Exhibit 99.1 to the Original Schedule 13D).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 06, 2019

CAPITAL POINT LTD.

/s/ Yossi Tamar
By: Yossi Tamar
Title: co-Chief Executive Officer

/s/ Arie Weber*
By: Arie Weber*
Title: Director

* Evidence of signature authority attached hereto as Exhibit 24.1